Exhibit 15.1

Hebron Technology Co., Ltd. Announces Second Half and Full Year 2016 Financial Results

Wenzhou, China, April 11, 2017/ PRNewswire/ — Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced its financial results for the six months and full year ended December 31, 2016.

Mr. Anyuan Sun, Chairman and Chief Executive Officer of Hebron, commented, “We are pleased to report strong financial results for the second half of 2016 with revenues growing by 17.9% to $16.4 million and net income by 33.5% to $3.8 million, respectively, both of which are record highs since our inception. This capped a banner year for Hebron with highlights that included our successful initial public offering (“IPO”) on Nasdaq in December 2016. Looking ahead, we expect the momentum to continue with our increasing public and financial profile following our recent IPO. We believe the market segment we are in remains highly fragmented, providing plenty of opportunities for us to continue to grow at a healthy rate in the foreseeable future.”

Six Months Ended December 31, 2016 Financial Results

•	Total revenues increased by 17.9% to $16.4 million, with revenues from installation service and fluid equipment sales increasing by 19.7% and 5.9%, respectively.

•	Gross margin also reached the highest level in six years to 38.9% as the company continued to shift focus from valve manufacturing to higher-margin installation service.

•	Operating margin improved by 3.3 percentage points to 31.1% as a result of increase in gross margin and decrease in operating expenses as a percentage of total revenues.

•	Net income was $3.8 million, or $0.31 per share, for the six months ended December 31, 2016, compared to $2.8 million, or $0.24 per share, for the same period of last year.

	For the Six Months Ended December 31,
($ millions)	2016	2015	% Change
Revenues	16.4	13.9	17.9%
Installation service	14.5	12.1	19.7%
Fluid equipment sales	1.9	1.8	5.9%

Gross profit	6.4	5.3	19.7%
Gross margin	38.9%	38.3%	0.6	pp
Installation service	41.5%	41.6%	-0.1	pp
Fluid equipment sales	18.2%	15.3%	3.0	pp

Operating income	5.1	3.9	31.8%
Operating margin	31.1%	27.8%	3.3	pp
Net income	3.8	2.8	33.5%
Net margin	23.2%	20.5%	2.7	pp
Diluted earnings per share	0.31	0.24	31.5%

Revenues

For the six months ended December 31, 2016, total revenues increased by $2.5 million, or 17.9%, to $16.4 million from $13.9 million for the same period of last year. The increase in total revenues was related to increase in revenues from both installation service and fluid equipment sales.

Revenues from installation service increased by $2.4 million, or 19.7%, to $14.5 million for the six months ended December 31, 2016 from $12.1 million for the same period of last year. We provided installation service for 6 projects with average project revenue of $2.3 million in the second half of 2016, compared to 6 projects with average project revenue of $2.0 million in the same period of last year. Revenues from fluid equipment sales increased by $0.1 million, or 5.9%, to $1.9 million for the six months ended December 31, 2016 from $1.8 million for the same period of last year.

Gross profit

Total cost of revenues increased by $1.4 million, or 16.8%, to $10.0 million for the six months ended December 31, 2016 from $8.6 million for the same period of last year. Overall gross profit increased by $1.0 million, or 19.7%, to $6.4 million for the six months ended December 31, 2016 from $5.3 million for the same period of last year. Overall gross margin was 38.9% for the six months ended December 31, 2016, up 57 basis points from 38.3% for the same period of last year.

Cost of revenues for installation service increased by $1.4 million, or 19.9%, to $8.5 million for the six months ended December 31, 2016 from $7.1 million for the same period of last year. Gross profit for installation service increased by $1.0 million, or 19.3%, to $6.0 million for the six months ended December 31, 2016 from $5.0 million for the same period of last year. Gross margin for installation

2

service was 41.5% for the six months ended December 31, 2016, compared to 41.6% for the same period of last year. Cost of revenues for fluid equipment sales was essentially unchanged at $1.5 million for the six months ended December 31, 2016. Gross profit for fluid equipment sales increased by $0.1 million, or 26.3%, to $0.34 million for the six months ended December 31, 2016 from $0.27 million for the same period of last year. Gross margin for fluid equipment sales was 18.2% for the six months ended December 31, 2016, compared to 15.3% for the same period of last year.

Operating expenses

General and administrative expenses decreased by $0.3 million, or 57.0%, to $0.2 million for the six months ended December 31, 2016 from $0.6 million for the same period of last year. Selling expenses increased by $0.2 million, or 28.5%, to $1.0 million for the six months ended December 31, 2016 from $0.8 million for the same period of last year. The increase was mainly due to higher commission and marketing expenses incurred in promoting our installation service in 2016. Research and development expenses was $11,407 for the six months ended December 31, 2016, compared to $101,206 for the same period of last year. We experienced a decrease in R&D expense because we mainly performed our R&D in-house in 2016 and reduced engagements with third party consultants. As such, total operating expenses decreased by $0.2 million, or 12.4%, to $1.3 million for the six months ended December 31, 2016 from $1.5 million for the same period of last year.

Operating income

Operating income increased by $1.2 million, or 31.8%, to $5.1 million for the six months ended December 31, 2016 from $3.9 million for the same period of last year. The increase in operating income was due to the combined effect of an increase in revenues and decrease in operating expenses. Operating margin was 31.3% for the six months ended December 31, 2016, an increase of 3.3 percentage points from the 27.8% for the same period of last year.

Net income and EPS

Net income increased by $1.0 million, or 33.5%, to $3.8 million for the six months ended December 31, 2016 from $2.8 million for the same period of last year. Net margin was 23.2% for the six months ended December 31, 2016, compared to 20.5% for the same period of last year. Basic and diluted earnings per share was $0.31 for the six months ended December 31, 2016, compared to $0.24 for the same period of last year.

3

Full Year 2016 Financial Results

•	Total revenues increased by 17.8% to a record high of $27.1 million, with revenues from installation services increasing by 21.1%.

•	Gross margin also reached its highest level in recent years to 38.6% as the company continued to shift focus from valve manufacturing to higher-margin installation service.

•	Operating margin improved by 3.1 percentage points to 29.5% as a result of an increase in gross margin and decrease in operating expenses as a percentage of total revenues.

•	Net income was $5.9 million, or $0.49 per share, for 2016, compared to $4.4 million, or $0.37 per share, for 2015.

	For the Twelve Months Ended December 31,
($ millions)	2016	2015	% Change
Revenues	27.1	23.0	17.8%
Installation service	24.3	20.1	21.1%
Fluid equipment sales	2.8	2.9	-4.3%

Gross profit	10.5	8.7	19.7%
Gross margin	38.6%	38.0%	0.6	pp
Installation service	40.9%	41.5%	-0.6	pp
Fluid equipment sales	18.8%	14.2%	4.6	pp

Operating income	8.0	6.1	31.8%
Operating margin	29.5%	26.3%	3.1	pp
Net income	5.9	4.4	35.0%
Net margin	21.9%	19.1%	2.8	pp
Diluted earnings per share	0.49	0.37	34.5%

Revenues

Total revenues increased by $4.1 million, or 17.8%, to $27.1 million for fiscal year 2016 from $23.0 million for 2015. The increase in total revenues was mainly due to an increase in revenues from installation service.

Revenues from installation service increased by $4.2 million, or 21.1%, to $24.3 million for 2016 from $20.1 million for 2015. We provided installation service for 10 projects with an average project revenue of $2.4 million in 2016, compared to 10 projects with an average project revenue of $2.0 million in 2015. Revenues from fluid equipment sales decreased by $0.1 million, or 4.3%, to $2.8 million for 2016 from $2.9 million for 2015 as we continued to shift our focus from valve manufacturing to installation service.

4

Gross profit

Total cost of revenues increased by $2.4 million, or 16.7%, to $16.6 million for 2016 from $14.3 million for 2015. Overall gross profit increased by $1.7 million, or 19.7%, to $10.5 million for 2016 from $8.7 million for 2015. Overall gross margin was 38.6% for 2016, up 60 basis points from the 38.0% for fiscal year 2015.

Cost of revenues for installation service increased by $2.6 million, or 22.3%, to $14.4 million for fiscal year 2016 from $11.7 million for 2015. Gross profit for installation service increased by $1.6 million, or 19.4%, to $9.9 million for 2016 from $8.3 million for 2015. Gross margin for installation service was 40.9% for 2016, compared to 41.5% for 2015. Cost of revenues for fluid equipment sales decreased by $0.2 million, or 9.4%, to $2.3 million for 2016 from $2.5 million for 2015. Gross profit for fluid equipment sales increased by $0.1 million, or 26.4%, to $0.5 million for 2016 from $0.4 million for 2015. Gross margin for fluid equipment sales was 18.8% for 2016, compared to 14.2% for 2015.

Operating expenses

General and administrative expenses decreased by $0.4 million, or 37.6%, to $0.7 million for 2016 from $1.1 million for 2015. The decrease in general and administrative expenses was mainly because the Company had a net recovery of $0.2 million in bad debt expense in 2016, while the Company had a $0.4 million bad debt expense in 2015. The significant decrease in the bad debt expense was offset by a loss of $0.2 million related to the disposal of obsolete machinery, and by higher professional accounting and legal fees incurred during 2016 as the Company was in the process of IPO. Selling expenses increased by $0.3 million, or 21.5%, to $1.7 million for 2016 from $1.4 million for 2015. The increase was mainly due to higher commission and marketing expenses incurred in promoting our installation service in 2016. Research and development expenses was $33,847 for fiscal year 2016, compared to $121,760 for 2015. We experienced a decrease in R&D expense because we mainly performed our R&D in-house in 2016 and reduced engagements with third party consultants. As such, total operating expenses decreased by $0.2 million, or 7.6%, to $2.5 million for 2016 from $2.7 million for 2015.

Operating income

Operating income increased by $1.9 million, or 31.8%, to $8.0 million for 2016 from $6.1 million for 2015. The increase in operating income was due to the combined effect of an increase in revenues and decrease in operating expenses. Operating margin was 29.5% for 2016, an increase of 3.1 percentage points from the 26.3% for 2015.

5

Net income and EPS

Net income increased by $1.5 million, or 35.0%, to $5.9 million for 2016 from $4.4 million for 2015. Net margin was 21.9% for 2016, compared to 19.1% for 2015. Basic and diluted earnings per share was $0.49 for 2016, compared to $0.37 for 2015.

Financial condition and cash flows

As of December 31, 2016, the Company had cash of $11.9 million, compared to $1.1 million at the end of 2015. The increase in cash balance was mainly due to net proceeds of $10.1 million from our IPO in the second half of 2016. Contracts receivable and accounts and notes receivables were $12.9 million and $0.5 million, respectively as of December 31, 2016 compared to $7.8 million and $1.1 million, respectively, at the end of 2015. Customer deposits, inventories, and prepayments and advances to suppliers were $2.4 million, $2.2 million and $4.5 million, respectively, as of December 31, 2016, compared to $1.9 million, $2.8 million, and $1.9 million, respectively, at the end of 2015. Total working capital was $19.2 million as of December 31, 2016, compared to $3.2 million at the end of 2015.

Net cash provided by operating activities was $1.6 million for the year of 2016, compared to $3.9 million for 2015. Net cash used in investing activities was $1.0 million for 2016, compared to $3.1 million for 2015. Net cash provided by financing activities was $12.3 million for 2016, compared to $8,830 for 2015. The Company completed its IPO of 2.7 million shares of its common stock at $4.00 per shares in December 2016 that resulted in gross and net proceeds of $10.8 million and $10.1 million, respectively.

Recent Developments

On March 13, 2017, the Company visited the Nasdaq MarketSite in Times Square, New York. Mr. Anyuan Sun, Chairman and Chief Executive Officer of the Company, rang the Opening Bell in celebration of the Company’s completion of its IPO in December 2016.

On March 8, 2017, The Company entered into a non-binding Letter of Intent to acquire a majority equity interest in Shanghai Xinxiao Co., Ltd. (“Xinxiao”) with cash on hand. Through its online portal www.xinxiao114.com, Xinxiao operates one of the largest online marketplaces for equipment and products used in the pharmaceutical, biological, chemical, food and beverage, and environmental industries in China. The Transaction is subject to due diligence investigations by the relevant parties, the negotiation and execution of a definitive share purchase agreement, the approval of the Company's Board of Directors, and the satisfaction of other customary closing conditions.

On December 23, 2016, the Company announced the pricing of its initial public offering ("IPO") of approximately 2.7 million common shares at a price of $4.00 per share. Hebron's common shares began

6

trading on the NASDAQ Capital Market on December 27, 2016 under the ticker symbol "HEBT". Spartan Securities Group, Ltd. acted as sole placement agent for the offering.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. (“Hebron” or the “Company”) engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services.

Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company

Yingping Chen, Secretary

Phone: +86-180-6776-3129

Investor Relations

Tony Tian, CFA

Weitian Group LLC

Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692

7

	For the Six Months Ended December 31,
($ millions)	2016	2015	% Change
Revenues	16.4	13.9	17.9%
Installation service	14.5	12.1	19.7%
Fluid equipment sales	1.9	1.8	5.9%

Gross profit	6.4	5.3	19.7%
Gross margin	38.9%	38.3%	0.6	pp	0.6%
Installation service	41.5%	41.6%	-0.1	pp	-0.1%
Fluid equipment sales	18.2%	15.3%	3.0	pp	3.0%

Operating income	5.1	3.9	31.8%
Operating margin	31.1%	27.8%	3.3	pp	3.3%
Net income	3.8	2.8	33.5%
Net margin	23.2%	20.5%	2.7	pp	2.7%
Diluted earnings per share	0.31	0.24	31.5%

	For the Twelve Months Ended December 31,
($ millions)	2016	2015	% Change
Revenues	27.1	23.0	17.8%
Installation service	24.3	20.1	21.1%
Fluid equipment sales	2.8	2.9	-4.3%

Gross profit	10.5	8.7	19.7%
Gross margin	38.6%	38.0%	0.6	pp	0.6%
Installation service	40.9%	41.5%	-0.6	pp	-0.6%
Fluid equipment sales	18.8%	14.2%	4.6	pp	4.6%

Operating income	8.0	6.1	31.8%
Operating margin	29.5%	26.3%	3.1	pp	3.1%
Net income	5.9	4.4	35.0%
Net margin	21.9%	19.1%	2.8	pp	2.8%
Diluted earnings per share	0.49	0.37	34.5%

8

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash	$11,875,893	$1,117,643
Contracts receivable, net	12,928,033	7,798,424
Accounts receivable, net	187,852	892,854
Notes receivable	277,745	210,025
Retainage receivables, net	2,425,500	1,925,721
Inventories	2,249,623	2,844,552
Prepayments and advances to suppliers, net	4,537,823	1,944,905
Other receivables, net	96,602	101,773

TOTAL CURRENT ASSETS	34,579,071	16,835,897

Property and equipment at cost, net of accumulated depreciation	11,186,013	11,668,607
Land use right, net of accumulated amortization	1,071,310	1,203,383
Deposits for rent	-	107,831
Deferred tax assets	242,963	318,226

TOTAL ASSETS	$47,079,357	$30,133,944

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loans	$287,986	$814,116
Accounts payable	1,185,215	1,549,320
Accrued expenses and other current liabilities	1,009,878	688,972
Advances from customers	3,060,962	2,675,602
Deferred revenue	1,042,511	1,112,035
Taxes payable	8,744,563	6,812,280
Due to related parties	68,397	-

TOTAL CURRENT LIABILITIES	15,399,512	13,652,325

Long-term loans	532,775	-

TOTAL LIABILITIES	15,932,287	13,652,325

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Common stock, $0.001 par value, 50,000,000 shares authorized, 14,695,347 and 12,000,000 shares issued and outstanding as of December 31, 2016 and 2015, respectively	14,695	12,000
Additional paid-in capital	10,237,965	108,970
Retained earnings	22,741,104	16,806,219
Accumulated other comprehensive loss	(1,846,694)	(445,570)

TOTAL SHAREHOLDERS' EQUITY	31,147,070	16,481,619

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$47,079,357	$30,133,944

The accompanying notes are an integral part of these consolidated financial statements.

9

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2016	2015

REVENUE
Installation service	$24,299,062	$20,069,997
Fluid equipment sales	2,798,774	2,925,126
	27,097,836	22,995,123
COST OF REVENUE
Cost of product and services	16,192,810	13,875,768
Business and sales related taxes	443,448	380,043

GROSS PROFIT	10,461,578	8,739,312

OPERATING EXPENSES
General and administrative expenses	705,038	1,129,679
Selling expenses	1,742,147	1,434,230
Research and development expenses	33,847	121,760
Total operating expenses	2,481,032	2,685,669

INCOME FROM OPERATIONS	7,980,546	6,053,643

OTHER INCOME (EXPENSE)
Other income, net	6,431	15,321
Interest expense	(49,625)	(55,619)
Total other expense, net	(43,194)	(40,298)

INCOME BEFORE INCOME TAXES	7,937,352	6,013,345

PROVISION FOR INCOME TAXES	2,002,467	1,617,751

NET INCOME	$5,934,885	$4,395,594

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(1,401,124)	(927,892)

COMPREHENSIVE INCOME	$4,533,761	$3,467,702

Basic and diluted earnings per common share
Basic	$0.49	$0.37
Diluted	$0.49	$0.37

Weighted average number of shares outstanding
Basic	12,029,538	12,000,000
Diluted	12,046,045	12,000,000

The accompanying notes are an integral part of these consolidated financial statements.

10

HEBRON TECHNOLOGY CO., LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,934,885	$4,395,594
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	517,402	444,396
Loss on disposition of property and equipment	228,245	-
Deferred tax expense (benefit)	56,968	(89,079)
Provision for (recovery of) doubtful accounts	(227,873)	367,314
Changes in operating assets and liabilities:
Contracts receivable	(5,893,527)	(3,166,105)
Accounts receivable	922,611	(973,278)
Notes receivable	(85,107)	(218,890)
Retainage receivables	(548,357)	(379,078)
Prepayment and advances to suppliers	(2,861,600)	19,284
Inventories	427,878	(1,106,157)
Other receivables	(1,535)	111,811
Accounts payable	(290,717)	895,595
Advances from customers	528,193	525,257
Deferred revenue	3,161	586,790
Taxes payable	2,484,264	2,191,174
Accrued expenses and other current liabilities	382,410	327,325
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,577,301	3,931,953

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of property and equipment	(7,667)	(239,917)
Payments for construction in progress	(973,254)	(2,896,545)
NET CASH USED IN INVESTING ACTIVITIES	(980,921)	(3,136,462)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of short-term bank loans	(795,443)	(839,648)
Proceeds from short-term bank loans	301,019	848,478
Proceeds from long-term loans	556,885	-
Proceeds from related parties	72,009	-
Gross proceeds from issuance of shares in IPO	10,782,214	-
Direct costs disbursed from IPO proceeds	(650,524)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	10,266,160	8,830

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(104,290)	(63,145)

NET INCREASE IN CASH	10,758,250	741,176

CASH-beginning of year	1,117,643	376,467

CASH-end of year	$11,875,893	$1,117,643

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$-	$1,603
Cash paid for interest	$50,705	$55,619

Non-cash financing activities
Warrants issued to placement agent in connection with the Companys IPO	$488,730	$-

The accompanying notes are an integral part of these consolidated financial statements.

11